UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-41883

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 2529 6878

Email: claireluk@roma-international.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Departure of Director

Ms. Cheng Yu-Pei (“Ms. Cheng”) tendered her resignation as an independent non-executive director (the “INED”), chairman of the compensation committee, and member of the audit and nomination committee of Roma Green Finance Limited (“ROMA” or the “Company”). Ms. Cheng’s resignation is effective as of January 31, 2026. Ms. Cheng’s departure was not the result of any disagreement with the Company regarding its operations, policies or procedures.

The board of directors (the “Board”) of the Company expresses its sincere gratitude to Ms. Cheng for her valuable contributions to the Company during her tenure.

Appointment of Director and Change in Composition of Board Committees

The Board further announce the appointment of Ms. Lai Shan Shan (“Ms. Lai”) as an INED of the Company, effective as of February 1, 2026.

After the changes described above and effective from February 1, 2026, the Board will consist of Luk Huen Ling Claire, Wong Kai Hing and Lai Shan Shan, and Luk Huen Ling Claire is also our Chief Executive Officer.

Set forth below is certain biographical information regarding the background and experience of Ms. Lai:

Ms. Lai Shan Shan, aged 33, has over 6 years of professional experience in business development, client relationship management, and financial services. From August 2024 to August 2025, Ms. Lai served as research assistant at the University of Hong Kong, primarily responsible for supporting a research project by helping to plan, conduct, and document the study. She has also served as Business Development Manager at United Target Finance Company Limited from December 2022 to June 2024, leading brand promotion and revenue growth initiatives, facilitating client engagement meetings, and identifying market opportunities through targeted research. Prior to that, she was an account manager at Midland Realty from January 2018 to September 2022, overseeing client inquiries, driving cross-team collaboration, and delivering progress reports to stakeholders. Ms. Lai holds a Bachelor of Arts (Honors) in Business Management from Coventry University.

The Board has determined that Ms. Lai qualifies as an INED under the applicable rules and regulations of the SEC and The Nasdaq Stock Market LLC, including the independence standards set forth in Nasdaq Listing Rule 5605(a)(2), based on an evaluation of the relationships between the Company and Ms. Lai.

There are no family relationships between Ms. Lai and any director, executive officer, or significant shareholder of the Company. There are no arrangements or understandings between Ms. Lai and any other person pursuant to which she was selected as a director.

There are no transactions involving Ms. Lai or her immediate family members that require disclosure under Item 404(a) of Regulation S-K.

The Board believes that Ms. Lai’s extensive experience in business management will bring valuable insights to the Company and would like to take this opportunity to welcome Ms. Lai on joining the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 2, 2026

Roma Green Finance Limited

By:	/s/ Luk Huen Ling Claire
Name:	Luk Huen Ling Claire
Title:	Chairlady, Executive Director and Chief Executive Officer